[LETTERHEAD OF COOLEY GODWARD LLP]

August 24, 2006

VIA FACSIMILE AND FEDERAL EXPRESS

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Response to letter dated August 10, 2006 regarding Form 10-K for the fiscal year ended December 31, 2005 File No. 0-29173

Dear Mr. Rosenberg:

On behalf of our client, Diversa Corporation (the “Company”), this letter is in response to your letter dated August 10, 2006 to Mr. Edward T. Shonsey containing the Staff’s comments with respect to the above-referenced Form 10-K. The numbers of the paragraphs below correspond to the numbers of the comments indicated in your letter.

Management’s Discussion and Analysis

Results of Operations

Research and Development, page 42

1.	Please provide disclosure regarding the status of each of your major research and development projects included in collaborations and internal development.

The Company acknowledges that its MD&A disclosure does not provide information regarding the status of each of its major research and development projects and intends to expand its MD&A disclosure in future filings to elaborate on the significant achievements within or changes to its key programs and projects that have a material impact on current or future expected operating results. After careful consideration of the Staff’s comments, the Company respectfully proposes that such disclosure in the Company’s Form 10-K for the year ended December 31, 2005 is not a critical component which would require an amended filing since, taken as whole, the Company believes that the disclosure in the Business Section, MD&A, and the Notes to the Consolidated Financial Statements provide an adequate description of its key programs and projects. Although the Company agrees that in future filings an expanded MD&A disclosure will be helpful, the Company believes that it has provided the recommended disclosure regarding its key research and development collaborations and internal development projects in its Form 10-K for the year ended December 31, 2005 as follows:

Research and Development Collaborations:

Current Alliances and Other Agreements

(ITEM 1. BUSINESS, Pages 16-19)

Research and Development Collaborations

(ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, Pages 70-73)

Internal Development Projects:

Market Opportunities and Product Development Programs

(ITEM 1. BUSINESS, Pages 3 – 13)

August 24, 2006

The Company further advises the Staff that in most cases, it will be unable to estimate the nature, time or costs of the efforts necessary to complete each of its major projects due to the numerous risks and uncertainties involved with developing and commercializing its non-drug products (such as risks and uncertainties regarding its ability to manage, maintain and commercialize these products under its collaborative relationships and/or independently commercialize these products given the Company’s limited experience).

2.	We acknowledge your disclosure that the company cannot quantify precisely the research and development costs incurred on a project-by project basis. We note that you track your researchers’ time by project. It appears that you could provide a breakdown by project for your researchers’ time with the unallocated portion shown as a reconciliation to the Statements of Operations. We also note your disclosure by “type” of cost. We believe these disclosures could be supplemented with additional information such as by area of focus (i.e. alternative fuels, specialty industrial process, and health/nutrition). Further breakdown could be made by type within the area of focus, such as Amylase-T, Biomass-to-Ethanol Programs, pulp and paper processing, etc. Please revise your disclosures or clarify why additional disclosure by type of cost cannot be made.

The Company acknowledges the Staff’s comment regarding a more detailed breakdown of researchers’ time by project, and has given serious consideration for each of its filings as to whether such an expanded disclosure would benefit the reader. The Company supplementally advises the Staff as follows:

With respect to its major research and development projects included in collaborations, to date Syngenta has accounted for the majority of the Company’s collaborative research and development efforts (70% in 2005 and 86% in 2004). None of its other eight to ten (8-10) collaborative partners have individually accounted for a significant portion of its research and development resources. Beginning in fiscal year 2004, to determine which collaborative partners the Company breaks out separately, it uses the 10% customer threshold set forth under Item 101 of Regulation S-X 229.100 (c)(viii) as its guideline. No single collaborative partner besides Syngenta accounted for 10% or more of the Company’s total revenue during 2004 or 2005. The Company proposes to continue using this threshold in determining which collaborative projects it will break out separately. The Company also advises the Staff that its collaboration projects are largely directed by partners, and that it is not always at liberty to disclose many of the specific details regarding such projects unless specifically required to do so.

With respect to its internal development, these projects primarily relate to early-stage discovery of new enzymes, regulatory work for mid-stage development products, and bioprocess development for late-stage development products. The Company believes it would be misleading to provide a complete breakout of internal projects because many of its early-stage projects are experimental in nature, and often short-lived. The Company believes that disclosing these projects could mislead the reader into thinking that it has made resource commitments in areas that it ultimately will not pursue. The Company also believes that there may be more value in disclosing a more detailed breakdown on mid- and late-stage internal projects now that it has better-defined its market focus. The Company proposes that it will expand its disclosure in future filings to provide a more detailed breakdown of its researchers’ time by project for its late-stage products.

The Company acknowledges the Staff’s comment and agrees that a further breakdown of specific type of cost by project would be helpful; however, the Company advises the Staff that it uses its internal research and development resources across several projects, and many of its costs are not attributable to specific projects but are directed to the type of cost incurred. Accordingly, a complete cost detail by focus area or project is largely unavailable aside from labor hours, as the Company historically has not managed the business or analyzed costs at this level of detail. Any further allocation of costs to projects would largely be based on labor hours, and therefore inaccurate and misleading. The Company will consider providing this additional disclosure in future filings when such cost information on a project-specific basis is available.

Note 1. Organization and Summary of Significant Accounting Policies

Recent Events, page 60

3.	Specifically clarify which programs and lines of business you are scaling back. Clarify in Management’s Discussion and Analysis the anticipated effect on your results of operations and liquidity.

The Company acknowledges that its MD&A disclosure does not provide information regarding which programs and lines of business it is scaling back. After careful consideration of the Staff’s comment, the Company respectfully proposes that such disclosure in the Company’s Form 10-K for the year ended December 31, 2005 is not a critical component which would require an amended filing since, taken as whole, the Company believes that the disclosure in the Business Section, MD&A, and the Notes to the Consolidated Financial Statements provide an adequate description of the programs and lines of business it is scaling back. Although the Company agrees that in future filings an expanded MD&A disclosure will be helpful, the Company also believes that it has provided the recommended disclosure regarding specific programs and lines of business it is scaling back in ITEM 1. BUSINESS SECTION of its Form 10-K for the year ended December 31, 2005 as follows:

•	Fine Chemicals (Page 9)

•	Animal Health (Page 10)

•	Therapeutic Antibody Optimization (Page 10)

•	Small Molecule Drug Discovery (Page 11)

The Company further acknowledges the Staff’s comments regarding clarification of the anticipated effect of these actions on its results of operations and liquidity. After careful consideration, the Company determined that, at the time of filing the Form 10-K, the specific financial impact of scaling back or discontinuing these programs was difficult to predict, and any such estimates would have been highly speculative in nature. Instead, the Company chose to include disclosure throughout its MD&A that was qualitative in nature, and proposes that it has provided the necessary disclosures throughout the MD&A related to the anticipated effect of its reorganization on results of operations and liquidity, as set forth below:

“In the fourth quarter of 2005, we recorded a non-cash impairment charge of $45.7 million, and we expect to record additional charges of $15.0 to $17.0 million in 2006 related to employee separation and facilities consolidation costs.” (Overview, Page 39)

“We believe that these recent actions will enable us to reduce our loss and cash usage while we realize the greatest value from our programs and move toward profitability.” (Overview, Page 41)

“For 2006, we expect to de-emphasize grant revenue and certain collaborations that are not strategic to our current market focus.” (Revenues, Page 41)

“While we anticipate that we will continue to dedicate significant resources to development of future products, we expect that our total research and development costs will decrease in future periods as we position our Company to focus on near-term commercialization, sales and marketing of products, and reducing our loss and cash usage.” (Research and Development Expenses, Page 43)

“We expect our sales and marketing expenses to remain at comparable levels, or increase, in future periods as we introduce new products and invest in the necessary infrastructure to support our anticipated increase in product revenue.” (Selling, General and Administrative Expenses, Page 43)

“We expect to incur additional charges of approximately $15.0 to $17.0 million, primarily in the first quarter of 2006, related to employee separation and facilities consolidation costs. We expect that these charges will result in future cash expenditures of $15.0 to $17.0 million through 2017.” (Liquidity, Page 49)

“We believe that these recent actions will enable us to reduce our loss and cash usage while we realize the greatest value from our programs and move toward profitability. While we expect to reduce our cash usage in 2006, we anticipate that our sales and marketing expenses will remain at comparable levels, or increase, in future periods as we introduce new products and invest in the necessary infrastructure to support an anticipated increased level of product revenue. We will also have cash usage requirements to support working capital needs as we continue to derive more revenue from product sales.” (Liquidity, Page 50)

After careful consideration of the Staff’s comments, the Company respectfully proposes that such quantitative disclosure in the Company’s Form 10-K for the year ended December 31, 2005 is not a critical component which would require an amended filing, since the Company has provided significant qualitative disclosure throughout the MD&A section.

Revenue Recognition

Collaborative Revenue, page 62

4.	With regards to your accounting for collaborative revenue, provide us your accounting basis for recognizing revenue based on the percentage-of- completion method that recognizes as revenue as research hours are incurred. Refer to the accounting literature you are relying upon for your accounting treatment. Please note that we do not believe that SOP 81-1 is applicable.

The Company supplementally advises that Staff that it recognizes collaborative revenue on a gross basis, in accordance with authoritative guidance under EITF 99-19, “Reporting Revenue Gross as a Principal vs. Net as an Agent,” and Staff Accounting Bulletin No. 104 (SAB 104), “Revenue Recognition in Financial Statements.” Generally, pursuant to SAB 104, the Company recognizes collaborative revenue when the following criteria have been met:

•	Persuasive evidence of an arrangement exists

•	Services have been rendered

•	The Company’s price to the customer is fixed or determinable

•	Collectibility is reasonably assured

In addition, the Company refers to the non-authoritative guidance set forth under FASB Invitation to Comment No 1, “Accounting for Certain Service Transactions,” with respect to revenue earned for services under its collaborative agreements. Under its collaborative agreements, the Company performs services as specified in each respective agreement on a best efforts basis, and is reimbursed based on the labor hours it incurs on each specific contract. The Company initially defers revenue for any amounts billed or payments received in advance of the services being performed and recognizes revenue pursuant to the related pattern of performance, based on total labor hours incurred relative to total labor hours estimated under the contract.

The Company believes that this revenue recognition policy is consistent with the “proportional performance” methodology pursuant to the guidance under FASB Invitation to Comment No. 1. The Company utilizes this method when the provision of services extends beyond an accounting period with more than one performance act. The Company considers the provision of labor hours under these contracts to constitute an unspecified number of similar acts with a fixed period for performance, and believes that recognizing revenue based on hours incurred relative to total hours estimated to complete is a more appropriate methodology, as this most closely approximates the Company’s pattern of performance under these contracts.

The Company further advises the Staff that it does not account for its service contracts under the percentage-of-completion method set forth under AICPA Statement of Position No. 81-1, “Accounting for the Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1).” While the Company acknowledges that the application of the proportional performance model to service transactions may result in a revenue recognition pattern that is similar to the percentage of completion of the services, it also acknowledges that the application of SOP 81-1 to service contracts is not appropriate as such contracts are not within its scope. The Company further acknowledges that it is inappropriate to recognize the costs associated with the services in the same manner. The costs of providing services to a customer generally should be recognized as incurred, even if they are not incurred ratably as the services are provided. The “smoothing” of costs in a service transaction is not appropriate. To do so for a service contract accounted for using the proportional performance method of revenue recognition would effectively result in the application of percentage-of-completion accounting, as set forth in SOP 81-1.

The Company will expand its disclosure in future filings to provide better clarification of its methodology.

5.	Please explain why it is appropriate to recognize revenue from milestone payments upon the milestone achievement if the company has continuing performance obligations.

The Company supplementally advise the Staff as follows:

The Company recognizes revenue from milestones under its collaborative agreements pursuant to guidance under EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” and specifically as set forth under “Example 6 – Biotech License, Research and Development, and Contract

August 24, 2006

Manufacturing Agreement.” The efforts the Company expends to reach the milestones are considered part of its research and development activities and are not evaluated on a stand-alone basis. Accordingly, the Company considers pre-defined milestones under its collaborative agreements as performance bonuses contingent upon the performance of research and development services. The Company recognizes revenue from these milestones when earned, as evidenced by acknowledgment from its collaborator, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, (ii) the milestone represents the culmination of an earnings process, (iii) the milestone payment is non-refundable and (iv) the Company’s past research and development services, as well as its ongoing commitment to provide research and development services under the collaboration, are charged at fees that are comparable to the fees that the Company customarily charges for similar research and development services.

Upon further consideration, the Company acknowledges that its disclosure under Footnote 1 on page 62 of the filing, as well as its disclosure under critical accounting policies under the MD&A on page 51, could be interpreted by the reader that the Company recognizes milestones even when it has continuing performance obligations related to such milestones. The Company will revise its disclosure language in future filings.

Segment Reporting, page 65

6.	Please tell us why you believe segment reporting is not required. You state on page 3 that you have identified three areas of focus: alternative fuels, specialty industrial processes, and health and nutrition. If your historical financial statements do not reflect these areas of concentration, then it appears important to highlight your segments for fiscal 2005 so that an investor can understand the effect the reorganization announced in January 2006 will have on your results of operations. Additional disclosure throughout the filing may be necessary. In addition, if paragraphs 41-44 of SFAS 144 are not applicable in your 2006 financial statements due to continuing involvement, it appears that you may still have a segment reporting requirement.

Pursuant to FASB No. 131, “Disclosure About Segments of an Enterprise and Related Information,” the Company considers any component of its operations as an operating segment if it meets the following criteria:

a.	The component engages in business activities from which it may earn revenues and incur expenses

b.	The Company’s chief operating decision maker (chief executive officer) regularly reviews operating results of the specific component of the business to make decisions about resources to be allocated to the component and assess its performance, and

August 24, 2006

c.	Discrete financial information is available for the component of the business

To date, the Company does not believe that any component of its business constitutes a separate operating segment because: a) the chief executive officer does not regularly review operating results of any one specific component of the business to make decisions about resources to be allocated to that component, and b) discrete financial information is not available for any specific component of the business. While the chief executive officer analyzes the revenue performance of specific components of the business, there has never been discrete financial information relative to expenses, profitability, and cash flows for each separate component of its business. The financial metrics the Company uses to analyze and run the business are based on consolidated operating results, and not discrete information for any one component or focus area.

The Company believes that it has operated, and continues to operate, in one operating segment but acknowledges that the re-focusing of its business in late 2005 has created some complexity regarding whether additional segments did come into existence. Accordingly, the Company feels that it is appropriate to provide the Staff with a supplemental explanation of the chronology of events that culminated in its strategic reorganization.

In early 2005, the Company began to lay the framework for two separate operating segments: 1) the pharmaceutical segment, focused on developing new and improving existing protein-based pharmaceuticals through antibody optimization, and 2) the bioscience products segment, focused on developing enzymes for industrial, non-pharmaceutical applications. The Company expected, by the end of 2005, that it would manage both segments separately, with discrete financial information available for each segment which would drive decisions about resource allocations for each separate unit. The purpose of the segment disclosure in the 2005 interim filings was to prepare the readers to begin thinking about the Company’s business in two separate segments.

However, throughout 2005, the Company determined that, given its limited resources, it could not support both the pharmaceutical and bioscience products programs. Accordingly, in late 2005 the Company began re-focusing its resources and programs to focus on short-term commercialization opportunities for bioscience products. As a result, while the Company did not completely discontinue its antibody optimization programs, it decided to scale them back and only continue such programs if they were externally funded.

In conjunction with this decision, in late 2005, the Company identified three market focus areas for its enzyme business: alternative fuels, specialty industrial processes, and health and nutrition, and has included the scaled-back pharmaceutical programs within the health and nutrition focus area.

August 24, 2006

With respect to the previously-defined potential pharmaceutical and bioscience products segments, the Company does not believe that paragraphs 41-44 of SFAS 144 are applicable in its 2005 or 2006 financial statements because, pursuant to the authoritative literature, the Company has not met the criteria set forth under paragraphs 41-42 with respect to its pharmaceutical projects:

•	The pharmaceutical programs do not represent a component of the Company that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity;

•	The operations and cash flows of the pharmaceutical programs will not be eliminated; and

•	The Company will continue to have significant continuing involvement in the pharmaceutical projects, as some of these projects will continue on a limited basis to the extent that they are fully funded by partners.

The Company does not believe it has a segment reporting requirement related to either 1) its previous framework in which potential segments were identified, or 2) its three newly-defined focus areas because neither has met the criteria under FASB No. 131 as operating segments:

•	The Company’s chief operating decision maker (chief executive officer) has not and does not currently regularly review operating results of the specific components of the business to make decisions about resources to be allocated to the potential segments or focus areas and assess their performance, and

•	Discrete financial information has not been available and is not currently available for the potential segments or focus areas

The Company will continue to evaluate whether any or all of its three focus areas meet the criteria as operating segments in the future.

Note 6. Commitments and Contingencies

Litigation, page 78

7.	Please indicate how much the company has accrued related to this litigation or why an accrual is not applicable under FAS 5 at the end of the period. The liability and amount disclosed related to litigation matters should be without regard to insurance coverage.

The Company supplementally advises the Staff as follows:

On April 24, 2006, the Court held a fairness hearing to determine whether the proposed settlement should be approved. The proposed settlement that the Company has agreed to is a contingent settlement in that it will only be liable if the plaintiffs recover less than $1 billion from the underwriters named in the matter. Due to the inherent uncertainties of litigation and assignment of claims against the underwriters, and because the settlement has not yet been finally approved by the Federal District Court, the ultimate outcome of the matter cannot be predicted. In accordance with SFAS No. 5, “Accounting for Contingencies” the Company believes any contingent liability related to this claim is not probable or estimable and therefore no amounts have been accrued in regards to this matter.

The Company acknowledges that its current disclosure language does not specifically address whether or not it has accrued a loss for this matter and will expand its disclosure in future filings.

August 24, 2006

This letter contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the status of the Company’s major research and development projects, including their cost, the Company’s intentions with respect to, and the disclosure it may make, in future filings with the Securities and Exchange Commission, its strategic reorganization and related future plans, and its expectations as to the potential liability in connection with ongoing litigation matters. Factors that may cause actual results to differ materially include the risk that the Company may alter the priority and/or focus it gives to any of its ongoing research and development projects, it may include disclosures in future filings with the Securities and Exchange Commission that are different from those described here, its future plans related to the strategic reorganization may differ from those described here, the Company may incur greater than anticipated liability in connection with ongoing litigation matters, and risks and other uncertainties more fully described in its other Securities and Exchange Commission reports. Readers are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecasts,” designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. Any forward-looking statements are made pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, speak only as of the date made. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Sincerely,

Cooley Godward LLP

/s/ Matthew Browne
Matthew Browne